TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

FINANCIAL STATEMENTS

Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

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SEC FILE NUMBER
8-70930

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___06/02/2023___ AND ENDING ___12/31/2023___

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tradesk Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

830 Morris Turnpike, Suite 401

(No. and Street)

Short Hills	NJ	07078
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	(402) 215-1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meisel, Tuteur & Lewis, P.C.

(Name – if individual, state last, first, and middle name)

105 Eisenhower Pkwy	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zhaoyang (Eric) Chu _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Tradesk Securities, Inc. _____, as of _December 31_____, 2_023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAKSHMI SOSALEMURTHY
Notary Public, State of New Jersey
My Commission Expires Feb 2, 2027

Notary Public

Signature: _____

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRADESK HOLDINGS INC.)

FINANCIAL STATEMENTS
DECEMBER 31, 2023

TABLE OF CONTENTS



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Tradesk Securities, Inc.
(A Wholly-Owned Subsidiary of Tradesk Holdings Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tradesk Securities, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the period from June 2, 2023 (Commencement of Operations) through December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tradesk Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the period from June 2, 2023 (Commencement of Operations) through December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tradesk Securities, Inc.'s management. Our responsibility is to express an opinion on Tradesk Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tradesk Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Tradesk Securities, Inc.'s financial statements. The supplemental information is the responsibility of Tradesk Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Tradesk Securities, Inc.'s auditor since 2023.

Roseland, New Jersey
February 28, 2024

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 1,733,474
Receivable from clearing organization	2,050
Prepaid expenses and deposits	11,080
Fixed assets, net	4,352
Total assets	$ 1,750,956

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 71,493
Total liabilities	71,493

STOCKHOLDER'S EQUITY

Common stock (100 shares issued and outstanding, par value $0.001)	1
Additional paid in capital	2,688,999
Retained earnings (accumulated deficit)	(1,009,537)
Total stockholder's equity	1,679,463
Total liabilities and stockholder's equity	$ 1,750,956

The accompanying notes are an integral part of the financial statements.
Confidential treatment requested.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

STATEMENT OF OPERATIONS

Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

Revenue:	
Interest	$21,633
Other revenue	599
Total revenue	22,232
Operating expenses:	
Salaries and benefits	334,081
Professional fees	70,460
Occupancy	23,444
Regulatory fees	2,552
Depreciation	1,275
Other expenses	16,635
Total operating expenses	448,447
Net loss	$(426,215)

The accompanying notes are an integral part of the financial statements.
Confidential treatment requested.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

	Common Stock		Additional Paid-in Capital		Retained Earnings/Deficit		Total
Balance at June 2, 2023	$	1	$	1,688,999	$	(583,322)	$ 1,105,678
Contributions from stockholder		-		1,000,000		-	1,000,000
Net loss		-		-		(426,215)	(426,215)
Balance at December 31, 2023	$	1	$	2,688,999	$	(1,009,537)	$ 1,679,463

The accompanying notes are an integral part of the financial statements.
Confidential treatment requested.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

STATEMENT OF CASH FLOWS

Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

Cash flows from operating activities:	
Net loss	$(426,215)
Adjustments to reconcile net loss to net cash from in operating activities:	
Depreciation expense	1,275
Changes in operating assets and liabilities:	
Receivables from clearing organizations	(2,050)
Prepaid expenses and deposits	28,182
Accounts payable and accrued expenses	31,196
Net cash from operating activities	(367,612)
Cash flows from investing activities:	
Purchases of fixed assets	(837)
Net cash from investing activities	(837)
Cash flows from financing activities:	
Capital contribution from stockholder	1,000,000
Net cash from financing activities	1,000,000
Net increase in cash and cash equivalents	631,551
Cash and cash equivalents at beginning of period	1,101,923
Cash and cash equivalents at end of period	$ 1,733,474

The accompanying notes are an integral part of the financial statements.
Confidential treatment requested.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENTS

Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

1. Organization and Nature of Business

    Business Description

    Tradesk Securities, Inc. (the "Company") is a fully introduced broker-dealer registered with the Securities and Exchange Commission ("SEC"). Tradesk Securities, Inc. is 100% owned by Tradesk Holdings Inc., which is ultimately owned by Fiduciary Holding Limited. Tradesk Securities, Inc. is a member of the Financial Industry Regulation Authority ("FINRA") effective June 2, 2023. The Company, which was formed in 2021, is a Delaware corporation with a foreign filing in the state of New Jersey. The Company's principal business involves unsolicited transactions of its customers through its proprietary online trading platform and mobile application. Through a single, secure interface, the Company's proprietary online trading platform provides investors access to a wide range of securities products, such as stocks, options, ETFs and ADRs, and a comprehensive suite of investment tools, such as news, real time market data and company fundamentals.

2. Summary of Significant Accounting Policies

    Basis of Financial Statement Presentation

    The financial statements are presented in accordance with accounting principals generally accepted in the United States of America ("GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

    Use of Estimates

    The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Government and Other Regulation

    A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENTS
Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of six months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents as of December 31, 2023 include a certificate of deposit in the amount of $1,012,665 that matures June 12, 2024. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Accounts Receivable

Accounts receivable represent amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure in accordance with FASB ASC 326-20. Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Operations. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2023.

Other Assets

Other assets are comprised of prepaid expenses, deposits, and other assets generated in the normal course of business.

Fixed Assets

Fixed Assets are recorded at cost, net of accumulated depreciation and amortization. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded during the period ending December 31, 2023. For the year ended December 31, 2023, depreciation expense amounted to $1,275.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENTS
Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. No assets or liabilities are required to be carried at fair value as of December 31, 2023. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include accruals for professional, third-party services, and other payables.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better consolidated financial statement comparability among different entities.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENTS

Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

2. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Based on its analysis, management has determined that the Company has not incurred any liability for unrecognized tax benefits as of December 31, 2023. However, the Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

The Company has $1,008,700 of federal and $1,006,530 of state net operating losses available to reduce future federal and state income taxes. Future federal and state expected tax benefits aggregating approximately $300,000 from the application of the unused net operating losses have not been recognized due to the uncertainty of obtaining levels of sufficient taxable income based upon the Company's past experience. The U.S. Federal jurisdiction, Delaware, and New Jersey are the major tax jurisdictions where the Company files income tax returns. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as interest expense and other expenses, respectively. No interest expense or penalties have been assessed for the period ended December 31, 2023.

3. Revenues from Contracts with Customers

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:
- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENTS

Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

3. Revenues from Contracts with Customers (Continued)

Management has identified the contracts with its customers including those covering all revenue streams earned from its affiliates under current agreements, identified the performance obligations, determined the transaction price, allocated the transaction price to the performance obligations in the contract, and recognized revenue when the Company satisfies the performance obligation.

Brokerage Commissions and Fees

The Company buys and sells securities on behalf of its customers through the Company's proprietary online trading platform. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other

Other revenue is recognized when the Company satisfies the performance obligation.

4. Receivables from Clearing Organizations

The Company has an agreement with Velox Clearing LLC ("Velox") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Velox. Velox is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Receivables from the clearing broker include amounts due on proprietary unsettled cash and margin transactions and commissions earned.

As of December 31, 2023, the Company has receivables from clearing organization of $2,050 as reflected on the accompanying statement of financial condition.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENTS

Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

5. Regulatory Requirements

    As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 8 to 1, as applicable for first year broker dealers. The Company's net capital is computed under Rule 15c3-1, was $1,664,019 at December 31, 2023, which exceeded required net capital of $8,937 by $1,655,082. The ratio of aggregate indebtedness to net capital at December 31, 2023 was 0.04 to 1.

6. Concentration of Credit Risk

    In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

    Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

    As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

    At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENTS

Period from June 2, 2023 (Commencement of Operations)
through December 31, 2023

7. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. Subsequent Events

The Company has considered subsequent events and transactions through February 28, 2024, the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

SUPPLEMENTAL SCHEDULES

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

December 31, 2023

Total stockholder's equity from statement of financial condition	$ 1,679,463
Less non-allowable assets from statement of financial condition	
Prepaid Expenses and deposits	11,080
Fixed assets, net	4,352
Total non-allowable assets	15,432
Haircuts	12
Net capital	$ 1,664,019
Aggregate indebtedness	
Total A.I. liabilities from statement of financial condition	$ 71,493
Minimum net capital required (12.5% of aggregate indebtedness)	$ 8,937
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of minimum percent or dollar requirement)	$ 8,937
Excess net capital	$ 1,655,082
Percentage of aggregate indebtedness to net capital	4.3%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17 A-5 filed as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

SCHEDULE II

Statement of Exemption From the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission as of December 31, 2023

For the Year Ending December 31, 2023

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

See Report of Independent Registered Public Accounting Firm



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Tradesk Securities, Inc.
(A Wholly-Owned Subsidiary of Tradesk Holdings Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(4), in which (1) Tradesk Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tradesk Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Tradesk Securities, Inc. stated that Tradesk Securities, Inc. met the identified exemption provisions throughout the period from June 2, 2023 (Commencement of Operations) through December 31, 2023 without exception. Tradesk Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tradesk Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2024

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

EXEMPTION REPORT

TRADESK SECURITIES, INC. (the "Company") is a registered broker-dealer with the SEC and FINRA subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) for the entire period from June 2, 2023 (Commencement of Operations) through December 31, 2023, without exception.

I, Zhaoyang (Eric) Chu, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Date: February 28, 2024

Zhaoyang (Eric) Chu
CEO
TRADESK SECURITIES, INC.